UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated February 27, 2020

Item 1

Press Release

Millicom to repurchase own shares

Luxembourg, February 27, 2020 – On May 2, 2019 the Annual General Meeting of Shareholders (“AGM”) of Millicom resolved to authorize (the “Authorization”) the Board of Directors of Millicom (the “Board”) to adopt a share repurchase plan. Based on the Authorization the Board has decided to initiate a repurchase program comprising not more than 350,000 shares. In accordance with the resolution at the AGM, the purpose of the share repurchase plan will be to reduce Millicom's share capital (in value or in the number of shares) or to meet obligations arising from employee share option programs or other allocations of shares to employees of Millicom or of an associate company.

The repurchase program will be implemented in accordance with the Authorization, Nasdaq Stockholm’s Rule Book for Issuers, and applicable law including the EU Market Abuse Regulation No 596/2014 (“MAR”) and will be executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”). The repurchase program will be managed by an investment firm which makes its trading decisions concerning the timing of the purchases of Millicom’s shares independently of Millicom.

The repurchase program will be conducted under the following conditions:

1.	Swedish Depository Receipts (“SDRs”) representing ordinary shares in Millicom (hereinafter also referred to as shares), will be repurchased on Nasdaq Stockholm and in accordance with the rules governing purchases of own shares as stated in Nasdaq Stockholm’s Rule Book for Issuers and in accordance with MAR and consistent with the provisions of Article 5 of MAR and the Safe Harbour Regulation.

2.	Repurchases may take place during the period between 28 February 2020 and 5 May 2020.

3.	Shares may be repurchased on Nasdaq Stockholm at a price per share within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying price and the lowest selling price.

4.	Shares may be repurchased for a maximum total of SEK 107 million.

5.	A maximum of 350,000 shares may be repurchased.

6.	Payment for the shares will be made in cash.

As of the date of this press release, the total number of outstanding shares in Millicom is 101,739,217 of which 580,143 are held by Millicom as treasury shares. Completed acquisitions of own shares will be disclosed and reported in accordance with applicable laws and regulations as well as Nasdaq Stockholm’s Rule Book for Issuers.

Press Release

Complete information on the authorization resolved by the Annual General Meeting can be found on Millicom’s website https://www.millicom.com/our-company/governance/agm-egm/

Inquiries should be sent to investors@millicom.com.

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 27, 2020